UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Venaxis, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

045346103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)


       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
       The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
?
CUSIP No.
045346103





1.
NAME OF REPORTING PERSONS


I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)





Sabby Volatility Warrant Master Fund, Ltd




2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)  [_]


(b)  [X]



3.
SEC USE ONLY










4.
CITIZENSHIP OR PLACE OF ORGANIZATION





Cayman Islands




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



5.
SOLE VOTING POWER





0




6.
SHARED VOTING POWER





141,937




7.
SOLE DISPOSITIVE POWER





0




8.
SHARED DISPOSITIVE POWER





141,937




9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




141,937




10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)



[_]






11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





1.43




12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO?
CUSIP No.
045346103





1.
NAME OF REPORTING PERSONS


I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)





Sabby Management, LLC




2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)  [_]


(b)  [X]



3.
SEC USE ONLY










4.
CITIZENSHIP OR PLACE OF ORGANIZATION





Delaware, USA




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



5.
SOLE VOTING POWER





0




6.
SHARED VOTING POWER





141,937




7.
SOLE DISPOSITIVE POWER





0




8.
SHARED DISPOSITIVE POWER





141,937




9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




141,937




10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)



[_]






11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





1.43




12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              OO
?
CUSIP No.
045346103





1.
NAME OF REPORTING PERSONS


I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)





Hal Mintz




2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)  [_]


(b)  [X]



3.
SEC USE ONLY










4.
CITIZENSHIP OR PLACE OF ORGANIZATION





USA




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



5.
SOLE VOTING POWER





0




6.
SHARED VOTING POWER





141,937




7.
SOLE DISPOSITIVE POWER





0




8.
SHARED DISPOSITIVE POWER





141,937




9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




141,937




10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)



[_]






11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





1.43




12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN?

CUSIP No.
045346103



Item 1.
(a).
Name of Issuer:







Venaxis, Inc.



(b).
Address of issuer's principal executive offices:







1585 South Perry Street, Castle Rock, Colorado 80104


Item 2.
(a).
Name of person filing:








(i) Sabby Volatility Warrant Master Fund, Ltd. (the Company), a Cayman Islands company, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it.

(ii) Sabby Management, LLC (the Investment Manager), which serves as the investment manager to the Company.

(iii) Mr. Hal Mintz who serves as a manager of the Investment Manager.




(b).
Address or principal business office or, if none, residence:




Sabby Volatility Warrant Master Fund, Ltd., c/o Sabby Management, LLC Hal Mintz, c/o Sabby Management, LLC
Sabby Management, LLC
10 Mountainview Road, Suite 205
Upper Saddle River, New Jersey 07458







(c).
Citizenship:




Sabby Volatility Warrant Master Fund, Ltd. - Cayman Islands
Sabby Management, LLC - Delaware, USA
Hal Mintz - USA







(d).
Title of class of securities:







Common stock (the Common Stock)



(e).
CUSIP No.:







045346103


Item 3.
If This Statement is filed pursuant to Section.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a


(a)
[_]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


(b)
[_]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c)
[_]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).


(d)
[_]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


(e)
[_]
An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);


(f)
[_]
An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);


(g)
[_]
A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);



(h)
[_]
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);


(i)
[_]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
 (15 U.S.C. 80a-3);


(j)
[_]
A non-U.S. institution in accordance with Section240.13d-1(b)(1)(ii)(J);


(k)
[_]
Group, in accordance with Section240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section240.13d-1(b)(1)(ii)(J), please specify the type of institution:







Item 4.
Ownership.


Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.


(a)
Amount beneficially owned:





A. Sabby Volatility Warrant Master Fund, Ltd.
    (a) Amount beneficially owned: 141,937
    (b) Percent of class: 1.43%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: 0
       (ii) Shared power to vote or direct the vote: 141,937
       (iii) Sole power to dispose or direct the disposition: 0
       (iv) Shared power to dispose or direct the disposition: 141,937

B. Sabby Management, LLC
    (a) Amount beneficially owned: 141,937
    (b) Percent of class: 1.43%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: 0
       (ii) Shared power to vote or direct the vote: 141,937
       (iii) Sole power to dispose or direct the disposition: 0
       (iv) Shared power to dispose or direct the disposition: 141,937

C. Hal Mintz
    (a) Amount beneficially owned: 141,937
    (b) Percent of class: 1.43%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: 0
       (ii) Shared power to vote or direct the vote: 141,937
       (iii) Sole power to dispose or direct the disposition: 0
       (iv) Shared power to dispose or direct the disposition: 141,937



As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz each beneficially own 141,937 shares of the Issuer's common stock ("Common Stock"), representing approximately 1.43% of the Common Stock. Sabby Management, LLC and Hal Mintz do not directly own any shares of Common Stock, but each indirectly owns 141,937 shares of Common Stock. Sabby Management, LLC, a Delaware limited liability company, indirectly owns 141,937 shares of Common Stock because it serves as the investment manager of Sabby Volatility Warrant Master Fund, Ltd., a Cayman Islands company (the "Company") which directly holds 141,937 shares of Common Stock. Mr. Mintz indirectly owns 141,937 shares of Common Stock in his capacity as manager of Sabby Management, LLC.


Item 5.
Ownership of Five Percent or Less of a Class.


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Instruction:  Dissolution of a group requires a response to this item.



?
Item 6.
Ownership of More Than Five Percent on Behalf of Another Person.


If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


Not applicable



Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


Not applicable



Item 8.
Identification and Classification of Members of the Group.


If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.


Not applicable



Item 9.
Notice of Dissolution of Group.


Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


Not applicable



?
Item 10.
Certification.


(a)
The following certification shall be included if the statement is filed pursuant to Section240.13d-1(b).



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


(b)
The following certification shall be included if the statement is filed pursuant to Section240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to Section240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to Section
240.13d-1(b)(1)(ii)(J):



By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S.
institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a
Schedule 13D.


(c)
The following certification shall be included if the statement is filed pursuant to Section240.13d-1(c):



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



?
SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 28, 2013

(Date)





Sabby Volatility Warrant Master Fund, Ltd.

By:  Sabby Management, LLC
        its Investment Manager

By: /s/ Robert Grundstein
	Name:  Robert Grundstein
       Title:   Chief Operating Officer


Sabby Management, LLC

By: /s/ Robert Grundstein
	Name:  Robert Grundstein
       Title:   Chief Operating Officer






/s/ Hal Mintz
 Hal Mintz
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EXHIBIT 1
----------

JOINT FILING AGREEMENT

       The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock of Venaxis, Inc. is filed jointly, on behalf of each of them.

Dated:  January 28, 2013

Sabby Volatility Warrant Master Fund, Ltd.

By:  Sabby Management, LLC
        its Investment Manager

By: /s/ Robert Grundstein
	Name:  Robert Grundstein
       Title:   Chief Operating Officer


Sabby Management, LLC

By: /s/ Robert Grundstein
	Name:  Robert Grundstein
       Title:   Chief Operating Officer






/s/ Hal Mintz
 Hal Mintz